UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 5, 2026, Rubico Inc. (the “Company”) entered into an ATM Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc., as sales agent (the “Sales Agent”), pursuant to which the Company may issue and sell, from time to time, through or to the Sales Agent, up to an aggregate of $25 million of its common shares, par value $0.01 per share (the “Common Shares”).

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Sales Agreement, dated August 5, 2026, by and between the Company and Sales Agent.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP, relating to the Common Shares.

The information contained in this Report, is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-297207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: August 7, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer